Exhibit 99.1

Silence Therapeutics Appoints Craig Tooman President and Chief Executive Officer

Mark Rothera steps down as President and CEO

21 February 2022

LONDON, Silence Therapeutics plc, Nasdaq: SLN (“Silence” or “the Company”), a leader in the discovery, development and delivery of novel short interfering ribonucleic acid (“siRNA”) therapeutics for the treatment of diseases with significant unmet medical need, today announced that Craig Tooman, previously Chief Financial Officer (“CFO”), has been appointed President, Chief Executive Officer (“CEO”) and Board member of Silence, and Mark Rothera has stepped down as President, CEO and Board member, effective immediately. Rhonda Hellums, previously Vice President, Finance, has been appointed CFO.

“On behalf of the Board, I would like to thank Mark for his contributions over the last 18 months and we wish him well,” said Iain Ross, Chairman at Silence. “Craig is a seasoned leader who understands all aspects of our corporate strategy and the immediate need to maximize our potential going forward. With Craig as CEO and Dr. Giles Campion leading our exceptional research and development efforts, I am confident that Silence is now well-positioned to capitalize appropriately on the positive data we recently reported with SLN360 and ensure long-term shareholder value.”

Craig Tooman, President and CEO, commented, “I am extremely pleased to have the opportunity to lead Silence and have come to appreciate the strong stewardship of Iain Ross as Chairman of the Board. I look forward to working with Giles, the executive team, and full Board, to take Silence through its next exciting stage of growth.”

Craig Tooman joined Silence in January 2021, and brings more than 30 years of operational, financial and merger and acquisition (“M&A”) experience. Most recently, he was Chief Operating Officer and CFO at Vyome Therapeutics, and prior to this was CEO of Aratana Therapeutics where he successfully negotiated a merger with Elanco. Before Aratana, Mr. Tooman was the CEO of Avanzar Medical Inc., a private oncology company, and CFO of Enzon Pharmaceuticals until its acquisition by Sigma Tau. Prior to that he led the $1.1 billion M&A initiative and integration of ILEX Oncology and Genzyme Corporation. He also held key positions at Pharmacia and Upjohn. Mr. Tooman currently serves on the Supervisory Board and Audit Committee of CureVac, which accomplished a successful initial public offering on Nasdaq in August of 2020. He holds a BA in Economics from Kalamazoo College and an MBA from the University of Chicago.

Rhonda Hellums has over 25 years of corporate finance, accounting, strategic planning, M&A, treasury management, investor and public relations. Prior to joining Silence in April 2021, she held management positions at several large healthcare companies, including KCI (now 3M+KCI) and Genzyme Corporation. She previously served as CFO of Deer Oaks Mental Health and prior to that, CFO of Aratana Therapeutics, a publicly traded pet therapeutics company. Ms. Hellums received her BBA degree in Accounting and Information Systems and MBA from the University of Texas at San Antonio.

Enquiries:

Silence Therapeutics plc Gem Hopkins, Head of IR and Corporate Communications ir@silence-therapeutics.com US Media Relations MKC Strategies Mary Conway mconway@mkcstrategies.com	Tel: +1 (646) 637-3208 Tel: +1 (516) 606-6545

European Media Relations Consilium Strategic Communications Mary-Jane Elliott/ Angela Gray / Chris Welsh silencetherapeutics@consilium-comms.com	Tel: +44 (0) 20 3709 5700

About Silence Therapeutics

Silence Therapeutics is developing a new generation of medicines by harnessing the body's natural mechanism of RNA interference, or RNAi, to inhibit the expression of specific target genes thought to play a role in the pathology of diseases with significant unmet need. Silence's proprietary mRNAi GOLD™ platform can be used to create siRNAs (short interfering RNAs) that precisely target and silence disease-associated genes in the liver, which represents a substantial opportunity. Silence's wholly owned product candidates include SLN360 designed to address the high and prevalent unmet medical need in reducing cardiovascular risk in people born with high levels of lipoprotein(a) and SLN124 designed to address rare hematological diseases. Silence also maintains ongoing research and development collaborations with AstraZeneca, Mallinckrodt Pharmaceuticals, and Hansoh Pharma, among others. For more information, please visit https://www.silence-therapeutics.com/.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other securities laws, including with respect to the Company’s clinical and commercial prospects, regulatory approvals of the Company’s product candidates, potential partnerships or collaborations, the initiation or completion of the Company’s clinical trials and the anticipated timing or outcomes of data reports from the Company’s clinical trials. These forward-looking statements are not historical facts but rather are based on the Company's current assumptions, beliefs, expectations, estimates and projections about its industry.  Words such as 'anticipates,' 'expects,' 'intends,' 'plans,' 'believes,' 'seeks,' 'estimates,' and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company's control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including those risks identified in the Company’s most recent Admission Document, its amended Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 29, 2021 and its Current Report on Form 6-K filed with the SEC on November 16, 2021. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.